EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

	Nine Months Ended September 30,		Three Months Ended September 30,
(In thousands of dollars, except per share data)	2005	2004	2005	2004
Numerator:
Net income	$474,089	$631,464	$205,475	$261,234

Effect of dilutive securities — none

Numerator for net income per common share — diluted	$474,089	$631,464	$205,475	$261,234

Denominator:
Weighted average common shares	548,464	604,343	542,152	586,193

Effect of dilutive securities:
Stock options and common stock warrants	1,312	2,391	1,323	1,659

Denominator for net income per common share — diluted	549,776	606,734	543,475	587,852

Net income (loss) per common share:

Basic	$.86	$1.04	$.38	$.45

Diluted	$.86	$1.04	$.38	$.44